Exhibit 99.34

April 15, 2016

DGSE Companies, Inc.

11311 Reeder Road

Dallas, Texas 75229

Attn: Matthew Peakes, President/CEO

Re: Non-binding Letter of Intent

Dear Mr. Peakes:

This non-binding letter of intent (“LOI”) is intended to sumarize the general terms upon which NTR Metals, LLC (“NTR”) proposes to satisfy the debts of DGSE Companies, Inc., a Nevada corporation (the “Company”) owed to NTR that were incurred as a result of that certain Loan Agreement between the Company and NTR dated July 19, 2012 and associated $7,500,000.00 Revolving Credit Note of same date executed by the Company in favor of NTR, the balance of which, as of April 13, 2016, including principal and interest, comprises an aggregate debt of $2,408,238.91, in exchange for DGSE stock (the “Transaction”).

The acceptance of this LOI will be followed by negotiations by the parties to arrive at definitive documents evidencing their agreement to complete the Transaction and to address, among other things, registration rights, securities-law issues, cash or cashless exercise and that the Transaction will be conditioned upon receipt of the vote of a majority of shares not owned by NTR, Elemetal, LLC or their affiliates, in addition to any shareholder vote required under stock-exchange rules or state law, and conditioned upon the receipt by DGSE or a Special Committee of DGSE’s Board of Directors of a fairness opinion (the “Definitive Agreements”). All documentation shall be in form and content satisfactory to each of the parties and their respective counsel.

The final terms of the Transaction remain to be negotiated and incorporated into the Definitive Agreements, however a basic understanding of the proposed Transaction is as follows:

NTR will acquire 5,873,753 shares of the common stock of the Company, par value $0.01 per share (the “Shares”), at a stock price of 41 cents per share, which represents an additional premium to NTR’s previous proposal, in exchange for satisfaction of the debts of the Company owed to NTR that were incurred as a result of that certain Loan Agreement between the Company and NTR dated July 19, 2012 and associated $7,500,000.00 Revolving Credit Note of same date executed by the Company in favor of NTR, the current balance of which, as of April 13, 2016, including principal and interest, comprises an aggregate debt of $2,408,238.91 (the “Debt”).

NTR Metals ® 10720 Composite Drive, Dallas, Texas 75220

(t) 469.522.1111 (f) 469.522.1100

DGSE Companies, Inc.

April 15, 2016

If the terms of this LOI are acceptable, please communicate DGSE’s approval by signing where indicated below and returning the countersigned original of this letter to Elemetal.

Sincerely,

NTR Metals, LLC

The terms of this Letter of Intent are hereby accepted as of the 15 day of April, 2016.

DGSE Companies, Inc.

By:	/s/ Matthew Peakes

Matthew Peakes
President, CEO

I have authority to bind the corporation.

NTR Metals ® 10720 Composite Drive, Dallas, Texas 75220

(t) 469.522.1111 (f) 469.522.1100